SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2019

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

 BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

CALLE LAS BEGONIAS 415
SAN ISIDRO, LIMA 27, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

TRANSLATION

Lima, December 19, 2019

Messrs.

Superintendence of Securities

Re:	Agreement with Tinka Resources Limited

Dear Sirs:

The purpose of this letter is to inform you that on December 19, 2019, Tinka Resources Limited (“Tinka”) (TSXV & BVL: TK) (OTCPK: TKRFF) issued a press release announcing that it has entered into an equity subscription agreement with Compañia de Minas Buenaventura S.A.A. (“Buenaventura”).

Under the terms of said agreement, Buenaventura shall subscribe 65,843,620 common shares of Tinka at a price of CAN $ 0.243 (Canadian dollar) per common share, equal to gross proceeds in an amount of CAN $ 16,000,000.00 (sixteen million Canadian dollars).

Upon closing, Buenaventura will become the holder of up to 19.9% of outstanding common shares of Tinka, subject to the preferential subscription rights of the current shareholders.

Tinka is an exploration and development company, whose flagship property is its 100% ownership of the Ayawilca Project located in the Daniel Alcides Carrion province, Pasco.

Tinka’s press release can be found at the following link: https://www.tinkaresources.com/news/tinka-announces-strategic-investment-by-buenaventura

Yours faithfully,

Leandro García Raggio

Market Relations Officer

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: December 19, 2019	By:	/s/ LEANDRO GARCÍA RAGGIO
	Name:	Leandro García Raggio
	Title:	Market Relations Officer